Filed pursuant to Rule 433
File No. 333-147487
November 19, 2007

Term sheet
To preliminary prospectus dated November 19, 2007

Wright Medical Group, Inc.
$175,000,000
2.625% Convertible Senior Notes due 2014

Issuer:	Wright Medical Group, Inc.

Ticker / Exchange:	WMGI / The NASDAQ Global Select Market

Title of securities:	2.625% Convertible Senior Notes due 2014

Aggregate principal amount offered:	$175,000,000

Principal amount per note:	$1,000

Issue price:	100%

Over-allotment option:	$25,000,000 (30-day option solely to cover over-allotments)

Net proceeds to the issuer after underwriting compensation but before estimated offering expenses:	$169,750,000 ($194,000,000 if the underwriters exercise the over-allotment option in full)

Aggregate underwriting compensation:	$5,250,000 ($6,000,000 if the underwriters exercise the over-allotment option in full)

Estimated offering expenses:	$540,000

Annual interest rate:	2.625% per year

Conversion premium:	Approximately 25% over the closing price of common stock on The NASDAQ Global Select Market of $26.12 on November 19, 2007.

Initial conversion price:	Approximately $32.65 per share of common stock.

Conversion rate:	30.6279 shares of common stock per $1,000 principal amount of notes (subject to adjustment).

Settlement upon conversion:	The issuer will deliver solely shares of common stock plus cash in lieu of fractional shares.

Conversion rights:	The holders may surrender their notes for conversion into shares of common stock at the conversion rate, subject to adjustment, at any time on or prior to the close of business on the business day immediately preceding the maturity date for the notes.

Trustee:	The Bank of New York

Interest payment dates:	June 1 and December 1 of each year, beginning June 1, 2008

Record dates:	May 15 and November 15

Maturity date:	December 1, 2014

Put dates:	None

Dividend protection:	Full dividend protection via a conversion rate adjustment.

Purchase at the option of the holder upon a fundamental change:
Upon a fundamental change, the holders, subject to certain circumstances, may require the issuer to purchase for cash all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any.

Redemption:
Beginning on December 6, 2011, the issuer may redeem for cash the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, including additional interest, if any, to but excluding the redemption date, if the closing sale price of common stock has exceeded 140% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption.

Ranking:
The notes will be general, senior unsecured obligations of the issuer and will be effectively subordinated to all existing and future secured debt of the issuer, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of the issuer’s subsidiaries, including trade payables. The notes are structurally subordinated to the revolving credit facility of the issuer, which is guaranteed by the domestic subsidiaries of the issuer.

Use of proceeds:	The issuer expects to use the net proceeds from this offering primarily for general corporate purposes, including for acquisitions from time to time.

Listing:	There is no plan to list the notes on any securities exchange or to include them in any automated quotation system.

Trade date:	November 19, 2007

Settlement date:	November 26, 2007

CUSIP:	98235T AA5

ISIN NUMBER:	US98235TAA51

Underwriters:	J.P. Morgan Securities Inc., as Sole Book-Running Manager, and Piper Jaffray & Co. and Wachovia Capital Markets, LLC, as Co-Managers.

Adjustment to conversion rate upon a make-whole fundamental change:
Holders who convert their notes in connection with a make-whole fundamental change will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole fundamental change. The following table sets forth the hypothetical stock price and number of additional shares to be received per $1,000 principal amount of the notes:

Stock Price
Effective date	$26.12	$32.50	$40.00	$47.50	$55.00	$62.50	$70.00	$77.50	$85.00	$92.50	$100.00	$107.50	$115.00	$122.50	$130.00
November 26, 2007	7.6570	5.5599	3.6132	2.5159	1.8473	1.4135	1.1167	0.9044	0.7465	0.6251	0.5292	0.4515	0.3875	0.3338	0.2882
December 1, 2008	7.6570	5.3135	3.2998	2.2019	1.5589	1.1590	0.8966	0.7158	0.5855	0.4878	0.4120	0.3514	0.3017	0.2601	0.2248
December 1, 2009	7.6570	4.9618	2.8603	1.7685	1.1707	0.8270	0.6189	0.4851	0.3942	0.3286	0.2787	0.2392	0.2068	0.1795	0.1561
December 1, 2010	7.6570	4.6133	2.3408	1.2261	0.6879	0.4295	0.3012	0.2321	0.1900	0.1612	0.1391	0.1211	0.1059	0.0927	0.0811
December 1, 2011	7.6570	4.2708	1.6772	0.2192	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 1, 2012	7.6570	3.7689	1.2963	0.0729	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 1, 2013	7.6570	2.8818	0.7779	0.0312	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 1, 2014	7.6570	0.1414	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
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if the stock price is between two stock price amounts in the table above or the effective date is between two effective dates in the table above, the number of additional shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and/or the earlier and later effective dates, as applicable, based on a 365-day year.

•
if the stock price is greater than $130.00 per share of common stock (subject to adjustment in the same manner as the applicable prices set forth in the table above), no additional shares will be added to the conversion rate.

•
if the stock price is less than $26.12 per share of common stock (subject to adjustment in the same manner as the applicable prices set forth in the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 38.2848 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate.
The issuance and sale by the issuer of the notes and common stock issuable upon conversion of the notes have been registered under the Securities and Exchange Act of 1933, as amended.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Tel: 1-866-430-0686.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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